[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

February 12, 2024

Aaron Brodsky

Chad Eskildsen

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Octagon XAI CLO Income Fund –
Registration Statement on Form N-2
(File No. 333-275489 and 811-23915)

Dear Mr. Brodsky and Mr. Eskildsen:

We are in receipt of the supplemental comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (the “Registration Statement”) of Octagon XAI CLO Income Fund (the “Fund”) that was filed with the SEC on December 22, 2023. The Fund has considered your comments and authorized us to make on its behalf the responses discussed below. For ease of reference, your comments are set forth below in bold font and are followed by the corresponding response. Changes to disclosure referenced below will be reflected in Pre-Effective Amendment No. 2 to the Registration Statement. Capitalized terms not otherwise defined in this response letter have the meaning given to them in the Registration Statement.

1.	Supplementally confirm if there is any Section 15(f) issue relating to the change of control of the Sub-Adviser.

Section 15(f) of the Investment Company Act of 1940 (the “1940 Act”) address the receipt of benefits by an investment adviser from the sale of securities or other interest in such investment adviser resulting in assignment of investment advisory contract. We note that the transaction by the parent company of the Sub-Adviser was announced on July 6, 2023, and the Fund not formed until October 6, 2023. Therefore, we believe that it is unlikely that the policy concerns addressed by Section 15(f) would be implicated in connection with the Fund. Nonetheless, the Board has been advised that the Sub-Adviser expects the transaction to be conducted in accordance with Section 15(f) of the 1940 Act.

The first condition of Section 15(f) requires that, during the three-year period following the consummation of the Sub-Adviser transaction, at least 75% of the Fund’s board of trustees must not be “interested persons” (as defined in the 1940 Act) of the new or predecessor Sub-Adviser. The composition of the Board currently meets this test. None of the Fund’s trustees are interested persons of the Sub-Adviser.

Pursuant to the second condition of Section 15(f), no “unfair burden” (as defined in the 1940 Act, including any interpretations or no-action letters of the SEC or the staff of the SEC) will be imposed on the Fund as a result of the Sub-Adviser transaction, or any express or implied terms, conditions or understandings applicable thereto.

2.	In reference to response 2(d) in your prior response letter dated February 2, 2024, please revise the added language to reflect plain English disclosure.

The Fund has revised the additional disclosure as follows:

“The Fund will not execute the New Sub-Advisory Agreement if there is (i) a change of control of the Sub-Adviser other than pursuant to the Transaction, as specifically described herein, or (ii) any other event that would cause the New Sub-Advisory agreement to terminate pursuant to the 1940 Act if already executed.”

3.	The fee table in the registration statement contains disclosure describing a Fee Waiver Agreement between the Fund and the Adviser. Please add disclosure in the seed financial statements describing the Fee Waiver Agreement since it is a related-party agreement.

The Fund has added the requested disclosure.

* * *

Please telephone me at 312-407-0641 with any questions or comments you may have.

Sincerely,

/s/ Kevin T. Hardy

cc:	Octagon XAI CLO Income Fund
Benjamin McCulloch